FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 21, 2017
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Segmental Reporting Restatement
Document

December 2017

The Royal Bank of Scotland Group plc (RBS)

Forward-looking statements
Certain sections in this document contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including (but not limited to) those with respect to RBS and its subsidiaries' regulatory capital position, financial position, risk-weighted assets, profitability and financial performance and the implementation of RBS's transformation programme under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements containing words such as "intends", "believes", "expects", "anticipates", "targets", "plans", "will" and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and ability to achieve current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed in, or implied by, the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's 2016 Annual Report and Accounts and its interim results for the six-months ended 30 June 2017 and materials filed with, or furnished to, the United States Securities and Exchange Commission, including, but not limited to, RBS's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date they are made or revised and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Overview of business re-segmentation
This announcement sets out changes to RBS's operating segments and changes in results presentation. The announcement contains re-presented financial results for the year ended 31 December 2016 and, to aid comparison of RBS's fourth quarter 2017 results with prior periods, re-presented financial information for the quarters ended 30 September 2017 and 31 December 2016.

Segmental reorganisation
RBS continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this and reflect the progress made, the previously reported operating segments are now realigned. Unless otherwise stated, the following segments have been re-presented for the above periods.

●
Williams & Glyn (W&G) is integrated into UK Personal and Business Banking (UK PBB). UK PBB serves individuals and mass affluent customers in the UK together with small and medium businesses, including Ulster Bank customers in Northern Ireland.

●
Capital Resolution, with the exception of the Retail Mortgaged Backed Securities (RMBS) litigation costs, is integrated into NatWest Markets (NWM). NWM provides financing and risk management to corporate and global financial institutional customers and trades with financial institutions, investors and counterparties for distribution and market making.

●
Capital Resolution RMBS litigation related costs are now included, at a reportable operating segment level, within Central items & other. There has been no impact on the legal entity level reporting. Central items include corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manage RBS capital resources and RBS wide regulatory projects and provide services to the reportable segments.

●
NatWest Markets (NWM) sees a reallocation of expenses between direct and indirect as a result of reorganisation in preparation for the implementation of the UK ring fencing regime. This representation takes effect from 1 January 2017 and does not affect previous periods.

●	RBS International (RBSI) is moved out-with the Commercial and Private Banking (CPB) franchise, in preparation for the implementation of the UK ring fencing regime.

The Royal Bank of Scotland Group plc (RBS)

Business transfers
Changes to RBS's businesses, which impact its financial reporting, but where comparatives are not re-presented, are detailed below. Unless otherwise stated, the effective date of implementation is 1 October 2017.

●	Shipping and other activities, which were formerly in Capital Resolution, are transferred from NWM to Commercial Banking. Commercial Banking serves commercial and corporate customers in the UK.
●	UK PBB Collective Investment Funds (CIFL) business is transferred to Private Banking in order to better serve customers. Private Banking serves high net worth individuals in the UK.
●
The RBS International (RBSI) reportable operating segment is aligned to the legal entity The Royal Bank of Scotland International (Holdings) Limited. This predominantly involved transfers from Private Banking and Services and Functions within Central items & other in preparation for the implementation of the UK ring-fencing regime.

●
Commercial Banking whole business securitisations and relevant financial institutions (RFI) are transferred to NWM during December 2017. RFIs are prohibited from being within the ring-fence due to their nature and exposure to global financial markets, the move is in preparation for the implementation of the UK ring-fencing regime.

Impact of business transfers
	30 September 2017
	Shipping and other activities £bn	Collective Investment Funds £bn	RBSI entity alignment £bn	Commercial Bank RFI transfers £bn

Total assets	3.3	-	0.2	1.0
Risk-weighted assets	2.1	-	0.1	0.6
Assets under management	-	3.3	1.2	-

Annual results 2017
RBS's results for the year ended 31 December 2017 will be announced on Friday 23 February 2018. These results will be reported on the new structure and reporting basis as described above.

In conjunction with this Segmental Reporting Restatement Document, a financial supplement showing re-presented financial information for the last nine quarters is available at www.rbs.com/results

Document roadmap
Pages 3 to 8 of this document show the income statement, balance sheet line items and key metrics for the new reportable segments.

Re-segmentation reconciliation Appendix - summarises how the previously reported segments are allocated to the new reportable segments. These tables include the income statement, key metrics (e.g. return on equity (ROE), net interest margin, cost:income ratio and balance sheet line items).

For further information contact:

Matt Waymark
Investor Relations
+ 44 (0)20 7672 2802

Group Media Centre
+44 (0)131 523 4205

Customer segments

	Quarter ended 30 September 2017
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
	UK PBB	RoI	Banking	Banking	International	Markets	& other (1)	RBS
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,294	104	570	116	83	99	38	2,304
Non-interest income	463	46	358	50	14	(74)	1	858
Own credit adjustments	-	-	-	-	-	(5)	-	(5)

Total income	1,757	150	928	166	97	20	39	3,157

Direct expenses
- staff	(191)	(50)	(113)	(36)	(13)	(163)	(388)	(954)
- other	(55)	(17)	(55)	(6)	(3)	(72)	(612)	(820)
Indirect expenses	(525)	(52)	(252)	(58)	(33)	(132)	1,052	-
Restructuring costs
- direct	(1)	(1)	(2)	(1)	(2)	(29)	(208)	(244)
- indirect	(47)	(8)	(19)	(2)	-	(28)	104	-
Litigation and conduct costs	-	(1)	(2)	-	(8)	(102)	(12)	(125)

Operating expenses	(819)	(129)	(443)	(103)	(59)	(526)	(64)	(2,143)

Operating profit/(loss) before impairment (losses)/releases	938	21	485	63	38	(506)	(25)	1,014
Impairment (losses)/releases	(78)	10	(151)	3	2	71	-	(143)

Operating profit/(loss)	860	31	334	66	40	(435)	(25)	871

Memo:
Total income - adjusted (2)	1,757	150	928	166	97	25	39	3,162
Operating expenses - adjusted (3)	(771)	(119)	(420)	(100)	(49)	(367)	52	(1,774)
Operating profit/(loss) - adjusted (2,3)	908	41	357	69	50	(271)	91	1,245

For the notes to this table refer to page 8.

Customer segments

	Quarter ended 30 September 2017
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
Key metrics	UK PBB	RoI	Banking	Banking	International	Markets	& other (1)	RBS

Return on equity (4)	34.2%	4.6%	8.6%	13.2%	10.4%	(15.4%)	nm	4.5%
Return on equity - adjusted (2,3,4)	36.2%	6.1%	9.3%	13.8%	13.6%	(10.3%)	nm	8.2%
Net interest margin	2.83%	1.58%	1.74%	2.39%	1.39%	1.24%	nm	2.12%
Cost:income ratio	46.6%	86.0%	45.7%	62.0%	60.8%	nm	nm	67.5%
Cost:income ratio - adjusted (2,3)	43.9%	79.3%	43.1%	60.2%	50.5%	nm	nm	55.6%
Loan impairment charge as a % of gross loans and advances	0.2%	(0.2%)	0.6%	nm	nm	nm	nm	nm

	As at 30 September 2017
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loan impairment provisions	(1.3)	(1.1)	(0.8)	-	-	(0.5)	(0.2)	(3.9)
Net loans and advances to customers	160.8	19.5	96.6	13.3	9.3	25.1	0.1	324.7
Funded assets	190.1	25.1	147.3	19.9	24.3	134.9	38.4	580.0
Risk elements in lending	2.0	3.4	1.7	0.1	0.1	1.6	0.1	9.0
Customer deposits (excluding repos)	178.6	17.3	98.2	27.0	24.9	13.7	0.2	359.9
Loan:deposit ratio (excluding repos)	90%	113%	98%	49%	37%	184%	nm	90%
Provision coverage (5)	65%	33%	48%	37%	31%	nm	nm	43%
Risk-weighted assets	43.3	17.9	74.6	9.2	9.6	54.9	1.1	210.6
RWA equivalent	47.0	18.9	77.4	9.2	9.6	59.1	1.3	222.5

For notes to this table refer to page 8.

Customer segments

	Quarter ended 31 December 2016
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
	UK PBB	RoI	Banking	Banking	International	Markets	& other (1)	RBS
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,263	105	542	111	77	73	37	2,208
Non-interest income	293	32	325	50	19	(44)	446	1,121
Own credit adjustments	-	-	-	-	-	(37)	(77)	(114)
Gain on redemption of own debt	-	-	-	-	-	-	1	1

Total income	1,556	137	867	161	96	(8)	407	3,216

Direct expenses
- staff	(196)	(57)	(130)	(39)	(12)	(87)	(504)	(1,025)
- other	(76)	(23)	(69)	(12)	(4)	(10)	(1,000)	(1,194)
Indirect expenses	(602)	(65)	(357)	(95)	(45)	(417)	1,581	-
Restructuring costs
- direct	(1)	(6)	(12)	(6)	(1)	(24)	(957)	(1,007)
- indirect	(50)	2	(34)	(8)	(1)	(30)	121	-
Litigation and conduct costs	(214)	(77)	(407)	1	(1)	(581)	(2,849)	(4,128)

Operating expenses	(1,139)	(226)	(1,009)	(159)	(64)	(1,149)	(3,608)	(7,354)

Operating profit/(loss) before impairment (losses)/releases	417	(89)	(142)	2	32	(1,157)	(3,201)	(4,138)
Impairment (losses)/releases	(27)	47	(83)	8	1	130	(1)	75

Operating profit/(loss)	390	(42)	(225)	10	33	(1,027)	(3,202)	(4,063)

Memo:
Total income - adjusted (2)	1,556	137	867	161	96	29	483	3,329
Operating expenses - adjusted (3)	(874)	(145)	(556)	(146)	(61)	(514)	77	(2,219)
Operating profit/(loss) - adjusted (2,3)	655	39	228	23	36	(355)	559	1,185

For the notes to this table refer to page 8.

Customer segments

	Quarter ended 31 December 2016
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
Key metrics	UK PBB	RoI	Banking	Banking	International	Markets	& other (1)	RBS

Return on equity (4)	15.1%	(5.8%)	(9.1%)	1.6%	8.8%	(27.0%)	nm	(48.2%)
Return on equity - adjusted (2,3,4)	26.2%	5.4%	5.3%	4.5%	9.8%	(10.3%)	nm	8.6%
Net interest margin	2.91%	1.59%	1.68%	2.50%	1.34%	0.86%	nm	2.19%
Cost:income ratio	73.2%	165.0%	117.1%	98.8%	66.7%	nm	nm	230.2%
Cost:income ratio - adjusted (2,3)	56.2%	105.8%	62.6%	90.7%	63.5%	nm	nm	66.3%
Loan impairment charge as a % of gross loans and advances	0.1%	(0.9%)	0.3%	nm	nm	nm	nm	nm

	As at 31 December 2016
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loan impairment provisions	(1.5)	(1.2)	(0.8)	-	-	(0.8)	(0.2)	(4.5)
Net loans and advances to customers	152.7	18.9	100.1	12.2	8.8	30.2	0.1	323
Funded assets	181.4	24	150.5	18.5	23.4	128.5	25.4	551.7
Customer deposits (excluding repos)	170.0	16.1	97.9	26.6	25.2	17.9	0.2	353.9
Loan:deposit ratio (excluding repos)	90%	117%	102%	46%	35%	169%	nm	91%
Provision coverage (5)	65%	34%	43%	30%	35%	nm	nm	43%
Risk-weighted assets	42.3	18.1	78.5	8.6	9.5	69.7	1.5	228.2
RWA equivalent	45.8	19.5	82.6	8.6	9.5	74.7	1.7	242.4

For the notes to this table refer to page 8.

Customer segments

	Year ended 31 December 2016
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
	UK PBB	RoI	Banking	Banking	International	Markets	& other (1)	RBS
Income statement	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,945	409	2,143	449	303	343	116	8,708
Non-interest income	1,182	164	1,272	208	71	763	4	3,664
Own credit adjustments	-	3	-	-	-	187	(10)	180
Loss on redemption of own debt	-	-	-	-	-	-	(126)	(126)
Strategic disposals	-	-	-	-	-	(81)	245	164

Total income	6,127	576	3,415	657	374	1,212	229	12,590

Direct expenses
- staff	(832)	(207)	(522)	(154)	(45)	(358)	(2,364)	(4,482)
- other	(320)	(55)	(235)	(44)	(17)	(119)	(2,948)	(3,738)
Indirect expenses	(2,246)	(195)	(1,179)	(313)	(107)	(1,607)	5,647	-
Restructuring costs
- direct	(46)	(38)	(25)	(7)	(2)	(75)	(1,913)	(2,106)
- indirect	(198)	(2)	(83)	(30)	(3)	(115)	431	-
Litigation and conduct costs	(634)	(172)	(423)	(1)	-	(550)	(4,088)	(5,868)

Operating expenses	(4,276)	(669)	(2,467)	(549)	(174)	(2,824)	(5,235)	(16,194)

Operating profit/(loss) before impairment (losses)/releases	1,851	(93)	948	108	200	(1,612)	(5,006)	(3,604)
Impairment (losses)/releases	(125)	113	(206)	3	(10)	(253)	-	(478)

Operating profit/(loss)	1,726	20	742	111	190	(1,865)	(5,006)	(4,082)

Memo:
Total income - adjusted (2)	6,127	573	3,415	657	374	1,106	120	12,372
Operating expenses - adjusted (3)	(3,398)	(457)	(1,936)	(511)	(169)	(2,084)	335	(8,220)
Operating profit/(loss) - adjusted (2,3)	2,604	229	1,273	149	195	(1,231)	455	3,674

For the notes to this table refer to page 8.

Customer segments

	Year ended 31 December 2016
	PBB		CPB
		Ulster Bank	Commercial	Private	RBS	NatWest	Central items	Total
Key metrics	UK PBB	RoI	Banking	Banking	International	Markets	& other (1)	RBS

Return on equity (4)	16.2%	0.7%	4.1%	5.6%	13.8%	(12.5%)	nm	(17.9%)
Return on equity - adjusted (2,3,4)	25.1%	8.4%	8.4%	7.8%	14.2%	(8.7%)	nm	1.6%
Net interest margin	2.97%	1.62%	1.76%	2.66%	1.36%	0.91%	nm	2.18%
Cost:income ratio	69.8%	116.1%	71.0%	83.6%	46.5%	nm	nm	129.0%
Cost:income ratio - adjusted (2,3)	55.5%	79.8%	54.8%	77.8%	45.2%	188.4%	nm	66.0%
Loan impairment charge as a % of gross loans and advances	0.1%	(0.6%)	0.2%	nm	nm	nm	nm	nm

	As at 31 December 2016
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Loan impairment provisions	(1.5)	(1.2)	(0.8)	-	-	(0.8)	(0.2)	(4.5)
Net loans and advances to customers	152.7	18.9	100.1	12.2	8.8	30.2	0.1	323
Funded assets	181.4	24.0	150.5	18.5	23.4	128.5	25.4	551.7
Customer deposits (excluding repos)	170.0	16.1	97.9	26.6	25.2	17.9	0.2	353.9
Loan:deposit ratio (excluding repos)	90%	117%	102%	46%	35%	169%	nm	91%
Provision coverage (5)	65%	34%	43%	30%	35%	nm	nm	43%
Risk-weighted assets	42.3	18.1	78.5	8.6	9.5	69.7	1.5	228.2
RWA equivalent	45.8	19.5	82.6	8.6	9.5	74.7	1.7	242.4

nm = not meaningful

Notes:
(1)	Central items includes unallocated costs and assets which principally comprise volatile items under IFRS.
(2)	Excluding own credit adjustments, gain/(loss) on redemption of own debt and strategic disposals.
(3)	Excluding restructuring costs and litigation and conduct costs.
(4)
RBS's CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by average notional equity allocated at different rates of 14% (Ulster Bank RoI - 11% prior to Q1 2017), 11% (Commercial Banking), 14% (Private Banking - 15% prior to Q1 2017), 12% (RBS International) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS's Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(5)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Appendix

Re-segmentation reconciliation

UK PBB

	Quarter ended			Quarter ended			Year ended
	30 September 2017			31 December 2016			31 December 2016
	Previously	From	Total	Previously	From	Total	Previously	From	Total
	reported	W&G	UK PBB	reported	W&G	UK PBB	reported	W&G	UK PBB
Income statement	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	1,128	166	1,294	1,093	170	1,263	4,287	658	4,945
Non-interest income	420	43	463	246	47	293	1,003	179	1,182

Total income	1,548	209	1,757	1,339	217	1,556	5,290	837	6,127

Direct expenses
- staff	(163)	(28)	(191)	(161)	(35)	(196)	(690)	(142)	(832)
- other	(51)	(4)	(55)	(72)	(4)	(76)	(293)	(27)	(320)
Indirect expenses	(485)	(40)	(525)	(544)	(58)	(602)	(2,022)	(224)	(2,246)
Restructuring costs
- direct	(1)	--	(1)	(1)	--	(1)	(51)	5	(46)
- indirect	(47)	--	(47)	(50)	--	(50)	(136)	(62)	(198)
Litigation and conduct costs	--	--	--	(214)	--	(214)	(634)	--	(634)

Operating expenses	(747)	(72)	(819)	(1,042)	(97)	(1,139)	(3,826)	(450)	(4,276)

Operating profit before impairment
losses	801	137	938	297	120	417	1,464	387	1,851
Impairment losses	(67)	(11)	(78)	(16)	(11)	(27)	(83)	(42)	(125)

Operating profit	734	126	860	281	109	390	1,381	345	1,726

Memo:
Operating expenses - adjusted (1)	(699)	(72)	(771)	(777)	(97)	(874)	(3,005)	(393)	(3,398)
Operating profit - adjusted (1)	782	126	908	546	109	655	2,202	402	2,604

Key metrics

Return on equity (2)	36.8%	24.6%	34.2%	13.5%	20.6%	15.1%	16.2%	16.2%	16.2%
Return on equity - adjusted (1,2)	39.3%	24.6%	36.2%	27.8%	20.6%	26.2%	26.7%	18.9%	25.1%
Net interest margin	2.87%	2.60%	2.83%	2.94%	2.69%	2.91%	3.01%	2.71%	2.97%
Cost:income ratio	48.3%	34.4%	46.6%	77.8%	44.7%	73.2%	72.3%	53.8%	69.8%
Cost:income ratio - adjusted (1)	45.2%	34.4%	43.9%	58.0%	44.7%	56.2%	56.8%	47.0%	55.5%
Loan impairment charge as % of gross
customer loans and advances	0.2%	0.2%	0.2%	--	0.2%	0.1%	0.1%	0.2%	0.1%

	30 September 2017			31 December 2016
	Previously	From	Total	Previously	From	Total
	reported	W&G	UK PBB	reported	W&G	UK PBB
Capital and balance sheet	£bn	£bn	£bn	£bn	£bn	£bn

Gross loans and advances to customers	141.5	20.6	162.1	133.4	20.8	154.2
Loan impairment provisions	(1.1)	(0.2)	(1.3)	(1.3)	(0.2)	(1.5)

Net loans and advances to customers	140.4	20.4	160.8	132.1	20.6	152.7
Funded assets	164.5	25.6	190.1	155.6	25.8	181.4
Risk elements in lending	1.7	0.3	2.0	2.0	0.4	2.4
Customer deposits (excluding repos)	154.0	24.6	178.6	145.8	24.2	170.0
Loan:deposit ratio (excluding repos)	91%	83%	90%	91%	85%	90%
Provision coverage (3)	65%	65%	65%	65%	65%	65%
Risk-weighted assets	34.0	9.3	43.3	32.7	9.6	42.3

Notes:
(1)	Excluding restructuring costs and litigation and conduct costs.
(2)
RBS's CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by average notional equity allocated at a rate of 15%  of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS's Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

NatWest Markets

	Quarter ended
	30 September 2017
			From
	Previously	From Capital	Central items	Total
	reported	Resolution	& other	NWM
Income statement	£m	£m	£m	£m

Net interest income	23	76	--	99
Net fees and commissions	27	6	--	33
Income from trading activities	350	(462)	--	(112)
Own credit adjustments	(7)	2	--	(5)
Other operating income	1	4	--	5
Non-interest income	371	(450)	--	(79)

Total income	394	(374)	--	20

Direct expenses
- staff	(143)	(7)	(13)	(163)
- other	(50)	(19)	(3)	(72)
Indirect expenses	(113)	(35)	16	(132)
Restructuring costs
- direct	(18)	(65)	54	(29)
- indirect	(13)	39	(54)	(28)
Litigation and conduct costs	(13)	(89)	--	(102)

Operating expenses	(350)	(176)	--	(526)

Operating profit/(loss) before impairment
releases	44	(550)	--	(506)
Impairment releases	--	71	--	71

Operating profit/(loss)	44	(479)	--	(435)

Memo:
Total income - adjusted (1)	401	(376)	--	25
Operating expenses - adjusted (1,2)	(306)	(61)	--	(367)
Operating profit/(loss) - adjusted (1,2)	95	(366)	--	(271)

Key metrics

Return on equity (3)	0.6%	nm	nm	(15.4%)
Return on equity - adjusted (1,2,3)	3.6%	nm	nm	(10.3%)
Net interest margin	0.48%	nm	nm	1.24%
Cost:income ratio	88.8%	nm	nm	nm
Cost:income ratio - adjusted (1,2)	76.3%	nm	nm	nm

	30 September 2017
	Previously	From Capital	Total
	reported	Resolution	NWM
Capital and balance sheet	£bn	£bn	£bn

Gross loans and advances to customers	16.7	8.9	25.6
Loan impairment provisions	--	(0.5)	(0.5)

Net loans and advances to customers	16.7	8.4	25.1
Loans and advances to bank	2.8	4.5	7.3
Reverse repos	34.4	--	34.4
Securities	31.2	1.3	32.5
Cash and eligible bills	18.3	6.0	24.3
Other	9.3	2.0	11.3
Funded assets	112.7	22.2	134.9
Total assets	215.7	89.3	305.0
Customer deposits (excluding repos)	7.1	6.6	13.7
Bank deposits (excluding repos)	6.9	7.3	14.2
Risk elements in lending	--	1.6	1.6
Repos	30.1	--	30.1
Debt securities in issue	5.6	0.4	6.0
Loan:deposit ratio (excluding repos)	236%	128%	184%
Risk-weighted assets	31.8	23.1	54.9

NatWest Markets

	Quarter ended
	31 December 2016
	Previously	From Capital	Total
	reported	Resolution	NWM
Income statement	£m	£m	£m

Net interest income	29	44	73
Net fees and commissions	12	22	34
Income from trading activities	273	(173)	100
Own credit adjustments	(29)	(8)	(37)
Other operating income	--	(178)	(178)
Non-interest income	256	(337)	(81)

Total income	285	(293)	(8)

Direct expenses
- staff	(64)	(23)	(87)
- other	(7)	(3)	(10)
Indirect expenses	(267)	(150)	(417)
Restructuring costs
- direct	(3)	(21)	(24)
- indirect	(43)	13	(30)
Litigation and conduct costs	(466)	(115)	(581)

Operating expenses	(850)	(299)	(1,149)

Operating loss before impairment
releases	(565)	(592)	(1,157)
Impairment releases	--	130	130

Operating loss	(565)	(462)	(1,027)

Memo:
Total income - adjusted (1)	314	(285)	29
Operating expenses - adjusted (1,2)	(338)	(176)	(514)
Operating loss - adjusted (1,2)	(24)	(331)	(355)

Key metrics

Return on equity (3)	(30.2%)	nm	(27.0%)
Return on equity - adjusted (1,2,3)	(2.7%)	nm	(10.3%)
Net interest margin	0.82%	nm	0.86%
Cost:income ratio	nm	nm	nm
Cost:income ratio - adjusted (1,2)	107.6%	nm	nm

31 December 2016
Previously	From Capital
reported	Resolution		Total NWM
Capital and balance sheet	£bn	£bn	£bn

Gross loans and advances to customers	17.4	13.6	31.0
Loan impairment provisions	--	(0.8)	(0.8)

Net loans and advances to customers	17.4	12.8	30.2
Loans and advances to bank	3.3	4.6	7.9
Reverse repos	38.6	0.2	38.8
Securities	22.0	3.3	25.3
Cash and eligible bills	13.4	4.7	18.1
Other	6.2	2.0	8.2
Funded assets	100.9	27.6	128.5
Total assets	240.0	132.5	372.5
Customer deposits (excluding repos)	8.4	9.5	17.9
Bank deposits (excluding repos)	9.8	11.5	21.3
Risk elements in lending	--	2.3	2.3
Repos	27.3	--	27.3
Debt securities in issue	5.4	1.3	6.7
Loan:deposit ratio (excluding repos)	208%	134%	169%
Risk-weighted assets	35.2	34.5	69.7

NatWest Markets

	Year ended
	31 December 2016
	Previously	From Capital	Total
	reported	Resolution	NWM
Income statement	£m	£m	£m

Net interest income	104	239	343
Net fees and commissions	43	98	141
Income from trading activities	1,372	(543)	829
Own credit adjustments	53	134	187
Strategic disposals	--	(81)	(81)
Other operating income	2	(209)	(207)
Non-interest income	1,470	(601)	869

Total income	1,574	(362)	1,212

Direct expenses
- staff	(256)	(102)	(358)
- other	(35)	(84)	(119)
Indirect expenses	(1,029)	(578)	(1,607)
Restructuring costs
- direct	(19)	(56)	(75)
- indirect	(93)	(22)	(115)
Litigation and conduct costs	(528)	(22)	(550)

Operating expenses	(1,960)	(864)	(2,824)

Operating loss before impairment
losses	(386)	(1,226)	(1,612)
Impairment losses	--	(253)	(253)

Operating loss	(386)	(1,479)	(1,865)

Memo:
Total income - adjusted (1)	1,521	(415)	1,106
Operating expenses - adjusted (1,2)	(1,320)	(764)	(2,084)
Operating loss - adjusted (1,2)	201	(1,432)	(1,231)

Key metrics

Return on equity (3)	(6.6%)	nm	(12.5%)
Return on equity - adjusted (1,2,3)	1.1%	nm	(8.7%)
Net interest margin	0.84%	nm	0.91%
Cost:income ratio	124.5%	nm	nm
Cost:income ratio - adjusted (1,2)	86.8%	nm	188.4%

	31 December 2016
	Previously	From Capital
	reported	Resolution	Total NWM
Capital and balance sheet	£bn	£bn	£bn

Gross loans and advances to customers	17.4	13.6	31.0
Loan impairment provisions	--	(0.8)	(0.8)

Net loans and advances to customers	17.4	12.8	30.2
Loans and advances to bank	3.3	4.6	7.9
Reverse repos	38.6	0.2	38.8
Securities	22.0	3.3	25.3
Cash and eligible bills	13.4	4.7	18.1
Other	6.2	2.0	8.2
Funded assets	100.9	27.6	128.5
Total assets	240.0	132.5	372.5
Customer deposits (excluding repos)	8.4	9.5	17.9
Bank deposits (excluding repos)	9.8	11.5	21.3
Risk elements in lending	--	2.3	2.3
Repos	27.3	--	27.3
Debt securities in issue	5.4	1.3	6.7
Loan:deposit ratio (excluding repos)	208%	134%	169%
Risk-weighted assets	35.2	34.5	69.7

Notes:
(1)	Excluding own credit adjustments and strategic disposals.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)
RBS's CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by average notional equity allocated a rate of 15% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS's Return on equity is calculated using profit for the period attributable to ordinary shareholders.

Capital Resolution

	Quarter ended 30 September 2017
				Total
	Previously	To NatWest	To Central	Capital
	reported	Markets	items	Resolution
Income statement	£m	£m	£m	£m

Net interest income from banking activities	76	(76)	--	--
Net fees and commissions	6	(6)	--	--
Income from trading activities	(462)	462	--	--
Own credit adjustments	2	(2)	--	--
Other operating income	4	(4)	--	--
Non-interest income	(450)	450	--	--

Total income	(374)	374	--	--

Direct expenses
- staff	(7)	7	--	--
- other	(19)	19	--	--
Indirect expenses	(35)	35	--	--
Restructuring costs
- direct	(65)	65	--	--
- indirect	39	(39)	--	--
Litigation and conduct costs	(89)	89	--	--

Operating expenses	(176)	176	--	--

Operating loss before impairment releases	(550)	550	--	--
Impairment releases	71	(71)	--	--

Operating loss	(479)	479	--	--

Memo:
Total income - adjusted (1)	(376)	376	--	--
Operating expenses - adjusted (1,2)	(61)	61	--	--
Operating loss - adjusted (1,2)	(366)	366	--	--

	30 September 2017
				Total
	Previously	To NatWest	To Central	Capital
	reported	Markets	items & other	Resolution
Capital and balance sheet	£bn	£bn	£bn	£bn

Gross loans and advances to customers	8.9	(8.9)	--	--
Loan impairment provisions	(0.5)	0.5	--	--

Net loans and advances to customers	8.4	(8.4)	--	--
Loans and advances to bank	4.5	(4.5)	--	--
Total assets	89.3	(89.3)	--	--
Funded assets	22.2	(22.2)	--	--
Risk elements in lending	1.6	(1.6)	--	--
Provision coverage (3)	30%	nm	--	--
Risk-weighted assets	23.1	(23.1)	--	--

Capital Resolution

	Quarter ended 31 December 2016
				Total
	Previously	To NatWest	To Central	Capital
	reported	Markets	items & other	Resolution
Income statement	£m	£m	£m	£m

Net interest income from banking activities	44	(44)	--	--
Net fees and commissions	22	(22)	--	--
Income from trading activities	(173)	173	--	--
Own credit adjustments	(8)	8	--	--
Other operating income	(178)	178	--	--
Non-interest income	(337)	337	--	--

Total income	(293)	293	--	--

Direct expenses
- staff	(23)	23	--	--
- other	(3)	3	--	--
Indirect expenses	(150)	150	--	--
Restructuring costs
- direct	(21)	21	--	--
- indirect	13	(13)	--	--
Litigation and conduct costs	(3,156)	115	3,041	--

Operating expenses	(3,340)	299	3,041	--

Operating loss before impairment releases	(3,633)	592	3,041	--
Impairment releases	130	(130)	--	--

Operating loss	(3,503)	462	3,041	--

Memo:
Total income - adjusted (1)	(285)	285	--	--
Operating expenses - adjusted (1,2)	(176)	176	--	--
Operating loss - adjusted (1,2)	(331)	331	--	--

	31 December 2016
				Total
	Previously	To NatWest	To Central	Capital
	reported	Markets	items & other	Resolution
Capital and balance sheet	£bn	£bn	£bn	£bn

Gross loans and advances to customers	13.6	(13.6)	--	--
Loan impairment provisions	(0.8)	0.8	--	--

Net loans and advances to customers	12.8	(12.8)	--	--
Loans and advances to bank	4.6	(4.6)	--	--
Total assets	132.5	(132.5)	--	--
Funded assets	27.6	(27.6)	--	--
Risk elements in lending	2.3	(2.3)	--	--
Provision coverage (3)	35%	nm	--	--
Risk-weighted assets	34.5	(34.5)	--	--

Capital Resolution

	Year ended 31 December 2016
				Total
	Previously	To NatWest	To Central	Capital
	reported	Markets	items & other	Resolution
Income statement	£m	£m	£m	£m

Net interest income from banking activities	239	(239)	--	--
Net fees and commissions	98	(98)	--	--
Income from trading activities	(543)	543	--	--
Own credit adjustments	134	(134)	--	--
Strategic disposal	(81)	81	--	--
Other operating income	(209)	209	--	--
Non-interest income	(601)	601	--	--

Total income	(362)	362	--	--

Direct expenses
- staff	(102)	102	--	--
- other	(84)	84	--	--
Indirect expenses	(578)	578	--	--
Restructuring costs
- direct	(56)	56	--	--
- indirect	(22)	22	--	--
Litigation and conduct costs	(3,413)	22	3,391	--

Operating expenses	(4,255)	864	3,391	--

Operating loss before impairment losses	(4,617)	1,226	3,391	--
Impairment losses	(253)	253	--	--

Operating loss	(4,870)	1,479	3,391	--

Memo:
Total income - adjusted (1)	(415)	415	--	--
Operating expenses - adjusted (1,2)	(764)	764	--	--
Operating loss - adjusted (1,2)	(1,432)	1,432	--	--

	31 December 2016
				Total
	Previously	To NatWest	To Central	Capital
	reported	Markets	items & other	Resolution
Capital and balance sheet	£bn	£bn	£bn	£bn

Gross loans and advances to customers	13.6	(13.6)	--	--
Loan impairment provisions	(0.8)	0.8	--	--

Net loans and advances to customers	12.8	(12.8)	--	--
Loans and advances to bank	4.6	(4.6)	--	--
Total assets	132.5	(132.5)	--	--
Funded assets	27.6	(27.6)	--	--
Risk elements in lending	2.3	(2.3)	--	--
Provision coverage (3)	35%	nm	--	--
Risk-weighted assets	34.5	(34.5)	--	--

Notes:
(1)	Excluding own credit adjustments and strategic disposals.
(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Williams & Glyn

	Quarter ended
	30 September 2017
	Previously	To	To Central	Total
	reported	UK PBB	items & other (1)	W&G
Income statement	£m	£m	£m	£m

Net interest income	166	(166)	--	--
Non-interest income	43	(43)	--	--

Total income	209	(209)	--	--

Direct expenses
- staff	(45)	28	17	--
- other	(9)	4	5	--
Indirect expenses	(18)	40	(22)	--

Operating expenses	(72)	72	--	--

Operating profit before impairment losses	137	(137)	--	--
Impairment losses	(11)	11	--	--

Operating profit	126	(126)	--	--

Memo:
Operating expenses - adjusted (2)	(72)	72	--	--
Operating profit - adjusted (2)	126	(126)	--	--

Key metrics

Return on equity (3)	24.6%	nm	nm	--
Return on equity - adjusted (2,3)	24.6%	nm	nm	--
Net interest margin	2.60%	nm	nm	--
Cost:income ratio	34.4%	nm	nm	--
Cost:income ratio - adjusted (2)	34.4%	nm	nm	--
Loan impairment charge as % of gross customer loans and advances	0.2%	nm	nm	--

	30 September 2017
	Previously
	reported	To UK PBB	Total W&G
Capital and balance sheet	£bn	£bn	£bn

Gross loans and advances to customers	20.6	(20.6)	--
Loan impairment provisions	(0.2)	0.2	--

Net loans and advances to customers	20.4	(20.4)	--
Funded assets	25.6	(25.6)	--
Risk elements in lending	0.3	(0.3)	--
Customer deposits (excluding repos)	24.6	(24.6)	--
Loan:deposit ratio (excluding repos)	83%	nm	--
Provision coverage (4)	65%	nm	--
Risk-weighted assets	9.3	(9.3)	--

Williams & Glyn

	Quarter ended
	31 December 2016
	Previously	To	To Central	Total
	reported	UK PBB	items & other (1)	W&G
Income statement	£m	£m		£m

Net interest income	170	(170)	--	--
Non-interest income	47	(47)	--	--

Total income	217	(217)	--	--

Direct expenses
- staff	(60)	35	25	--
- other	(13)	4	9	--
Indirect expenses	(24)	58	(34)	--

Operating expenses	(97)	97	--	--

Operating profit before impairment losses	120	(120)	--	--
Impairment losses	(11)	11	--	--

Operating profit	109	(109)	--	--

Memo:
Operating expenses - adjusted (2)	(97)	97	--	--
Operating profit - adjusted (2)	109	(109)	--	--

Key metrics

Return on equity (3)	20.6%	nm	nm	--
Return on equity - adjusted (2,3)	20.6%	nm	nm	--
Net interest margin	2.69%	nm	nm	--
Cost:income ratio	44.7%	nm	nm	--
Cost:income ratio - adjusted (2)	44.7%	nm	nm	--
Loan impairment charge as % of gross customer loans and advances	0.2%	nm	nm	--

	31 December 2016
	Previously
	reported	To UK PBB	Total W&G
Capital and balance sheet	£bn	£bn	£bn

Gross loans and advances to customers	20.8	(20.8)	--
Loan impairment provisions	(0.2)	0.2	--

Net loans and advances to customers	20.6	(20.6)	--
Funded assets	25.8	(25.8)	--
Risk elements in lending	0.4	(0.4)	--
Customer deposits (excluding repos)	24.2	(24.2)	--
Loan:deposit ratio (excluding repos)	85%	nm	--
Provision coverage (4)	65%	nm	--
Risk-weighted assets	9.6	(9.6)	--

Williams & Glyn

	Year ended
	31 December 2016
	Previously	To	To Central	Total
	reported	UK PBB	items & other(1)	W&G
Income statement	£m	£m		£m

Net interest income	658	(658)	--	--
Non-interest income	179	(179)	--	--

Total income	837	(837)	--	--

Direct expenses
- staff	(250)	142	108	--
- other	(59)	27	32	--
Indirect expenses	(84)	224	(140)	--
Restructuring costs
- direct	(57)	(5)	62	--
- indirect	--	62	(62)	--

Operating expenses	(450)	450	--	--

Operating profit before impairment
losses	387	(387)	--	--
Impairment losses	(42)	42	--	--

Operating profit	345	(345)	--	--

Memo:
Operating expenses - adjusted (2)	(393)	393	--	--
Operating profit - adjusted (2)	402	(402)	--	--

Key metrics

Return on equity (3)	16.2%	nm	nm	--
Return on equity - adjusted (2,3)	18.9%	nm	nm	--
Net interest margin	2.71%	nm	nm	--
Cost:income ratio	53.8%	nm	nm	--
Cost:income ratio - adjusted (2)	47.0%	nm	nm	--
Loan impairment charge as % of gross customer loans and advances	0.2%	nm	nm	--

	31 December 2016
	Previously
	reported	To UK PBB	Total W&G
Capital and balance sheet	£bn	£bn	£bn

Loans and advances to customers (gross)	20.8	(20.8)	--
Loan impairment provisions	(0.2)	0.2	--

Net loans and advances to customers	20.6	(20.6)	--
Funded assets	25.8	(25.8)	--
Risk elements in lending	0.4	(0.4)	--
Customer deposits (excluding repos)	24.2	(24.2)	--
Loan:deposit ratio (excluding repos)	85%	nm	--
Provision coverage (4)	65%	nm	--
Risk-weighted assets	9.6	(9.6)	--

Notes:
(1)	Transfers to Central items represents balances that have been reallocated between direct and indirect costs.
(2)	Excluding restructuring costs.
(3)
RBS's CET 1 target is 13% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by average notional equity allocated at a rate of 15% of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS's Return on equity is calculated using profit for the period attributable to ordinary shareholders.

(4)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Central items & other

	Quarter ended
	30 September 2017
					Total Central
	Previously	From	From Capital	To NatWest	items &
	reported	W&G (1)	Resolution (1)	Markets (1)	other
Income statement	£m	£m	£m	£m	£m

Net interest income	38	--	--	--	38
Non-interest income	1	--	--	--	1

Total income	39	--	--	--	39

Direct expenses
- staff	(384)	(17)	--	13	(388)
- other	(610)	(5)	--	3	(612)
Indirect expenses	1,046	22	--	(16)	1,052
Restructuring costs
- direct	(154)	--	--	(54)	(208)
- indirect	50	--	--	54	104
Litigation and conduct costs	(12)	--	--	--	(12)

Operating expenses	(64)	--	--	--	(64)

Operating loss	(25)	--	--	--	(25)

Memo:
Operating expenses - adjusted (3)	52	--	--	--	52
Operating profit - adjusted (3)	91	--	--	--	91

	30 September 2017
			Total Central
	Previously	From Capital	items &
	reported	Resolution	other
Capital and balance sheet	£bn	£bn	£bn

Gross loans and advances to customers	0.3	--	0.3
Loan impairment provisions	(0.2)	--	(0.2)

Net loans and advances to customers	0.1	--	0.1
Total assets	40.1	--	40.1
Funded assets	38.4	--	38.4
Risk elements in lending	0.1	--	0.1
Customer deposits (excluding repos)	0.2	--	0.2
Risk-weighted assets	1.1	--	1.1

Central items & other

	Quarter ended
	31 December 2016
				Total Central
	Previously	From	From Capital	items &
	reported	W&G (1)	Resolution (1)	other
Income statement	£m	£m	£m	£m

Net interest income	37	--	--	37
Own credit adjustments	(77)	--	--	(77)
Gain on redemption of own debt	1	--	--	1
Other operating income	446	--	--	446

Total income	407	--	--	407

Direct expenses
- staff	(479)	(25)	--	(504)
- other	(991)	(9)	--	(1,000)
Indirect expenses	1,547	34	--	1,581
Restructuring costs
- direct	(957)	--	--	(957)
- indirect	121	--	--	121
Litigation and conduct costs	192	--	(3,041)	(2,849)

Operating expenses	(567)	--	(3,041)	(3,608)

Operating loss before impairment losses	(160)	--	(3,041)	(3,201)
Impairment losses	(1)	--	--	(1)

Operating loss	(161)	--	(3,041)	(3,202)

Memo:
Total income - adjusted (2)	483	--	--	483
Operating expenses - adjusted (3)	77	--	--	77
Operating profit - adjusted (2,3)	559	--	--	559

	31 December 2016
			Total Central
	Previously	From Capital	items &
	reported	Resolution	other
Capital and balance sheet	£bn	£bn	£bn

Gross loans and advances to customers	0.3	--	0.3
Loan impairment provisions	(0.2)	--	(0.2)

Net loans and advances to customers	0.1	--	0.1
Total assets	28.2	--	28.2
Funded assets	25.4	--	25.4
Customer deposits (excluding repos)	0.2	--	0.2
Risk-weighted assets	1.5	--	1.5

Central items & other

	Year ended
	31 December 2016
				Total Central
	Previously	From	From Capital	items &
	reported	W&G (1)	Resolution (1)	other
Income statement	£m	£m	£m	£m

Net interest income	116	--	--	116
Own credit adjustments	(10)	--	--	(10)
Loss on redemption of own debt	(126)	--	--	(126)
Strategic disposals	245	--	--	245
Other operating income	4	--	--	4

Total income	229	--	--	229

Direct expenses
- staff	(2,256)	(108)	--	(2,364)
- other	(2,916)	(32)	--	(2,948)
Indirect expenses	5,507	140	--	5,647
Restructuring costs
- direct	(1,851)	(62)	--	(1,913)
- indirect	369	62	--	431
Litigation and conduct costs	(697)	--	(3,391)	(4,088)

Operating expenses	(1,844)	--	(3,391)	(5,235)

Operating loss	(1,615)	--	(3,391)	(5,006)

Memo:
Total income - adjusted (2)	120	--	--	120
Operating expenses - adjusted (3)	335	--	--	335
Operating profit - adjusted (2,3)	455	--	--	455

	31 December 2016

			Total Central
	Previously	From Capital	items &
	reported	Resolution	other
Capital and balance sheet	£bn	£bn	£bn

Gross loans and advances to customers	0.3	--	0.3
Loan impairment provisions	(0.2)	--	(0.2)

Net loans and advances to customers	0.1	--	0.1
Total assets	28.2	--	28.2
Funded assets	25.4	--	25.4
Customer deposits (excluding repos)	0.2	--	0.2
Risk-weighted assets	1.5	--	1.5

Notes:
(1)	Transfers to Central items represents balances that have been reallocated between direct and indirect costs.
(2)	Excluding own credit adjustments, gain/(loss) on redemption of own debt and strategic disposals.
(3)	Excluding restructuring costs and litigation and conduct costs.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 21 December 2017

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary